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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                                        0-13117
                                                        46205P 10 0

 (Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 11-K

[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended: ______________

[X] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:     December 31, 2002
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________
PART I -- REGISTRANT INFORMATION

     ION Networks, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     1551 South Washington Avenue
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Address of Principal Executive Office (Street and Number)

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Piscataway, New Jersey 08854City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F,11-K or Form N-SAR, or portion thereof, will be filed
[X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

ION Networks, Inc. is unable to complete and timely file its Form 10-KSB for the year ended December 31, 2002 without unreasonable effort or expense. The reasons for this delay include the departure of the Registrant's director who was the Chairman of Audit Committee of the Registrant's Board of Directors and the departure of the Registrant's Chief Financial Officer, both of which have increased the workload on existing staff and disrupted the preparation of the financial and other information necessary to completely and accurately prepare
the Form 10-KSB.    The Form 10-KSB will be filed no later than April 15, 2003, which is the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Cameron Saifi               (732)          529-0011
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(Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
                                                   ----------    -----
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see narrative in Part III above. In addition, the Registrant issued a press release on March 11, 2003, announcing that the Registrant does not expect to break even in the second quarter of the current year. Please also see the Registrant's Form 8-K filed on March 26, 2003 announcing its financial results for the quarter and year ended December 31, 2002, the Registrant's Form 10-QSB for the period ended September 30, 2002, and the Registrant's Form 8-K filed on November 5, 2002 announcing its fiscal year end change.

                         ION Networks, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     March 31, 2003          By:     /s/ Cameron Saifi
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                                           Cameron Saifi
                                           Executive Vice President and
                                           Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
                                            --------    --------
S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this Chapter).






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